Exhibit 12.1

CalAtlantic Group, Inc.

Ratio of Earnings to Fixed Charges - Continuing Operations

(Dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Net income (loss) from continuing operations	$72,661	$31,605	$213,509	$215,865	$188,715	$531,421	$(16,417)
Add:
Cash distributions of income from unconsolidated joint ventures	450	—	2,830	1,875	3,375	3,910	20
Provision (benefit) for income taxes	42,543	16,891	128,980	134,099	68,983	(453,234)	(56)
Homebuilding interest amortized to cost of sales and interest expense	30,382	22,638	139,381	123,112	121,778	110,298	94,804
Interest portion of rent expense	250	125	600	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	1,189	451	1,966	(668)	949	(2,090)	207

Earnings:	$145,097	$70,808	$483,334	$476,119	$382,402	$194,985	$78,644

Fixed charges:
Homebuilding interest incurred	$62,725	$41,803	$171,509	$153,695	$140,865	$141,827	$140,905
Interest portion of rent expense	250	125	600	500	500	500	500

Fixed Charges	$62,975	$41,928	$172,109	$154,195	$141,365	$142,327	$141,405

Ratio of Earnings to Fixed Charges	2.3	1.7	2.8	3.1	2.7	1.4	0.6

Amount of additional earnings needed to cover fixed charges:	$—	$—	$—	$—	$—	$—	$62,761